SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              TII Industries, Inc.
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                                (Name of issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   872479 20 9
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                                 (CUSIP Number)

                                Timothy J. Roach
                            c/o TII Industries, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                December 8, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]














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                                                               Page 2 of 9 Pages
CUSIP No. 872479 20 9

Response to Question   1:  Timothy J. Roach
Response to Question   2:  N/A
Response to Question   3:  SEC USE ONLY
Response to Question   4:  PF
Response to Question   5:  N/A
Response to Question   6:  United States
Response to Question   7:  510,045
Response to Question   8:  0
Response to Question   9:  510,045
Response to Question   10: 0
Response to Question   11: 510,045
Response to Question   12: X
Response to Question   13: 6.1%
Response to Question   14: IN




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                                                               Page 3 of 9 Pages
CUSIP No. 872479 20 9

                                  INTRODUCTION


This Amendment No. 4 to Schedule 13D is being filed by Timothy J. Roach. Mr. Roach filed an original Schedule 13D dated December 7, 1998 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 ("Amendment No. 1"), Amendment No. 2 dated March 30, 1995 ("Amendment No. 2") and Amendment No. 3 dated September 27, 1995 ("Amendment No. 3"). The Original 13D, as heretofore amended, is referred to as the "Existing 13D." Items 2, 3, 5 and 6 of the Existing 13D are amended to read in their entirety as follows:

Item 2.    Identity and Background.

           (a)   This Statement is being filed by Timothy J. Roach.

           (b) The business address of Mr. Roach is c/o TII Industries, Inc., 1385 Akron Street, Copiague, New York 11726.

           (c) The principal occupation or employment of Mr. Roach is President, Chief Executive Officer and Vice Chairman of the Board of TII Industries, Inc. (the "Company"). Mr. Roach is also a director of the Company.

                 The Company is a leading supplier to United States telephone operating companies ("Telcos") of overvoltage surge protectors. The Company also supplies Telcos with network interface devices
                 (NIDs)  which  establish  a  separation   point  between  Telco
                 property and subscriber property in response to Federal Communication Commission and state public service commission requirements.

           (d) During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)   Mr. Roach is a citizen of the United States.

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                                                               Page 4 of 9 Pages
CUSIP No. 872479 20 9

Item 3.    Source and Amount of Funds or Other Consideration.

           (a) From 60 days prior to the date of filing the Original 13D until the date of filing this Amendment No. 4, Mr. Roach has purchased an aggregate of 190,080 shares of Common Stock for an aggregate of $1,027,065. The funds for such purchases were provided by his personal funds (including through the exercise of options and warrants).

           (b) On February 3, 1992, Mr. Roach also expended $250,000 from personal funds for the purchase of 2,500 shares of the Company's Series B Cumulative 10% Preferred Stock (the "Series B Preferred Stock"). Effective August 7, 1992, the Company completed a private placement (the "Private Placement") of 2,200,000 shares of Common Stock and warrants (the "Warrants") to purchase a like number of shares of Common Stock. Included in such shares and Warrants was the issuance to Timothy J. Roach of 100,000 shares and Warrants to purchase a like number of shares of Common Stock in exchange for the 2,500 shares of
           (c)   the Series B Preferred Stock.

                 On September 27, 1995, the 27,680 and 968 shares of Class B Stock owned by Mr. Roach individually and by his wife were converted into an equal number of shares of Common Stock. The Class B Stock had been issued to them in exchange for an equal number of shares of Common Stock in January 1987 in an Exchange Offer by the Company.

Item 5.    Interest in Security of the Issuer.

                 (a)  &  (b)  The  following   table  sets  forth  the  separate
beneficial ownership (and information concerning voting and dispositive power) of Timothy J. Roach as of March 8, 1999:




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                                                               Page 5 of 9 Pages
CUSIP No. 872479 20 9

                            Number of               Percent
Name                        Shares (1)             of Class (2)
----                        ------                 --------

Timothy J. Roach            510,045 (3)             6.1% (3)

      (c)(i) In the Original 13D, Mr. Roach reported that he acquired 10,000 shares of Common Stock on December 1, 1988 for $62,753.50 in an open market purchase.

         (ii)     In Amendment No. 1, Mr. Roach reported that:

                  (A) On December 3, 1991, he purchased 2,880 shares of Common Stock underlying an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $3.125 per share. See paragraph
                           (c) (v)(D) below for information regarding the restructuring of this option.

                  (B) Effective August 7, 1992, he exchanged, in the Private Placement, 2,500 shares of the Company's Series B Preferred Stock, acquired by him from the Company on February 3, 1992 for $250,000, for 100,000 shares of Common Stock and Warrants entitling him to purchase 100,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share.

         (iii) In Amendment No. 2, Mr. Roach reported that:

                  (A) On February 5, 1993, he purchased 3,200 shares of Common Stock underlying an option previously granted to him under the Company's 1986
--------------

(1) Timothy J. Roach has sole voting and dispositive power with respect to the shares owned by him. Includes 510,045 outstanding shares owned by Mr. Roach. Excludes 968 shares owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to such shares and as to which Mr. Roach disclaims beneficial ownership).

(2) Percent of Class is based on 8,375,132 shares of Common Stock actually outstanding on March 8, 1999. As a result of the restructuring of options occurring on October 8, 1998 and December 8, 1998 as described in paragraphs (c)(v)(C) and (c)(v)(D) below, no options to acquire Common Stock held by Mr. Roach are exercisable on or within 60 days of March 8, 1999.

(3) If Mr. Roach is also deemed the beneficial owner of the shares beneficially owned by his wife, he would be deemed to beneficially own an aggregate of 511,013 shares of Common Stock, or 6.1% of the Company's outstanding shares.

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                                                               Page 6 of 9 Pages
CUSIP No. 872479 20 9

                           Stock Option Plan at an exercise price of $3.125 per share. See paragraph (c) (v)(D) below for information regarding the restructuring of this option.

                  (B) On September 14, 1994, he was granted an option to purchase 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $4.625 per share, which option became exercisable, on a cumulative basis, as to 20,000 shares on each of September 14, 1996, September 14, 1997, September 14, 1998 and September 14, 1999. See paragraph (c)(v)(D) below for information regarding the restructuring of this option.

         (iv)     In Amendment No. 3, Mr. Roach reported that:

                  (A) On May 15, 1995, he was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan, at an exercise price of $5.125 per share, which option became exercisable, on a cumulative basis, as to 20,000 shares on each of May 15, 1996, May 15, 1997, May 15, 1998, May 15, 1999 and May 15, 2000 and expires on May 14, 2005. See paragraph (c)(v)(D) below for information regarding the restructuring of this option.

                  (B) On September 27, 1995, in accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, the 27,680; 968; and 2,240 shares of the Company's Class B Stock (having generally 10 votes per share) owned by Mr. Roach directly, Mr. Roach's wife and Mr. Roach as custodian for his children, respectively, were converted into an equal number of shares of the Company's Common Stock (having 1 vote per share).

         (v)      In addition  to the  transactions  previously  reported by Mr.
                  Roach:

                  (A) On July 25, 1996, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1995 Stock Option Plan, at an exercise price of $4.50 per share, which option became exercisable, on a cumulative basis, as to 10,000 shares on each of July 25, 1997, July 25, 1998, July 25, 1999, July 25, 2000 and July 25, 2001. See
                           paragraph (c)(v)(C) below for information regarding the restructuring of this option.

                  (B) On December 30, 1997, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1995 Stock Option Plan, at an exercise price of $4.375 per share, which option became exercisable, on a cumulative basis, as to 20,000 shares on each of December 30, 1998, December 30, 1999, December 30, 2000, December 30, 2001 and

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                                                               Page 7 of 9 Pages
CUSIP No. 872479 20 9

                           December 30, 2002. See paragraph  (c)(v)(C) below for
                           information   regarding  the  restructuring  of  this
                           option.

                  (C) On October 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to modify his existing options to purchase an aggregate of 150,000 shares of Common Stock under the Company's 1995 Stock Option Plan by reducing the exercise price on such options to $1.563 per share, providing a new ten year term which extends until October 7, 2008 with such modified options becoming exercisable in five equal annual installments commencing October 8, 1999. Aside therefrom the options continue to be governed under the existing option contracts and the provisions of the Company's 1995 Stock Option Plan, as amended.

                  (D) On December 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to cancel his existing options granted on January 9, 1992 (to purchase 30,000 shares of Common Stock), September 14, 1994 (to purchase 100,000 shares of Common Stock) and May 15, 1995 (to purchase 100,000 shares of Common Stock) under the Company's 1986 Stock Option Plan and receive new options to purchase an aggregate of 230,000 shares of Common Stock under the Company's 1998 Stock Option Plan. The new option has an exercise price of $2.313 per share, a term of ten years which extends until December 7, 2008, and is exercisable, on a cumulative basis, in five equal annual installments commencing December 8, 1999. The new option is governed by the Company's new 1998 Stock Option Plan instead of the 1986 Stock Option Plan which governed the then existing options.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

             After giving  effect to the  modification  of options  described in
Item 5(c)(v)(C), Mr. Roach holds options, granted under the Company's 1995 Stock Option Plan, to purchase 150,000 shares of Common Stock at an exercise price of $1.563 per share, which options are exercisable, on a cumulative basis, as to 30,000 shares on each of October 8, 1999, October 8, 2000, October 8, 2001, October 8, 2002 and October 8, 2003 and expire on October 7, 2008. After giving effect to the cancellation of options and receipt of a replacement option described in Item 5(c)(v)(D), Mr. Roach further holds an option granted under the Company's 1998 Stock Option Plan to purchase 230,000

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CUSIP No. 872479 20 9

shares of Common Stock at an exercise price of $2.313 per share, which option is exercisable, on a cumulative basis as to 46,000 shares on each of December 8, 1999, December 8, 2000, December 8, 2001, December 8, 2002 and December 8, 2003 and expires on December 7, 2008.

         The foregoing summaries of agreements are qualified in their entirety by reference to the exhibits to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         The following are exhibits to this Statement:

        1(a). Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

        1(b). Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

        1(c). Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

        1(d). Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

        1(e). Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach.*

        1(f). Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach.*

        1(g). Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach.*

        1(h). Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach.*

        1(i). Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach.*


------------------------
*        Filed herewith

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                                                               Page 9 of 9 Pages
CUSIP No. 872479 20 9

                                   Signatures
                                  ------------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     March 16, 1999


                                                        /s/ Timothy J. Roach
                                                        ------------------------
                                                        Timothy J. Roach